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June 18, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Robert Shapiro, Doug Jones
Nicholas Nalbantian, Mara Ransom

Re:	Seaport Entertainment Group Inc.
Registration Statement on Form 10-12B
Filed May 24, 2024
File No. 001-42113
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated June 13, 2024 relating to the Company’s Registration Statement on Form 10-12B filed on May 24, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 1 to Registration Statement on Form 10-12B (“Amendment No. 1”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

June 18, 2024

Information Statement
Information Statement Summary, page 1
1.We note your disclosure on page 19 describing doubt about your ability to continue as a going concern. Please include such disclosure in this section, including whether you expect that your existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next twelve months in each place where you otherwise discuss your “Balance Sheet Positioned to Support Growth.” Also include your net losses and accumulated deficit. Finally, disclose the amount of debt that you anticipate incurring in the next 12 months and clearly explain the risk to investors. Please make corresponding updates to the disclosure you have on page 19.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 4, 20 and 94 of Amendment No. 1. Note, however, that the Company respectfully advises that it has omitted disclosure regarding accumulated deficit due to the historical financial statements presented in the Registration Statement having been prepared on a combined basis and the Company’s equity being fully comprised of net parent investment. As a result, there is no accumulated deficit.
Unaudited Pro Forma Combined Financial Statements, page 51
2.Please explain to us the basis for reflecting the contemplated $175 million Rights Offering that you expect to conduct as a follow on offering after your separation from HHH as a probable transaction for inclusion in the pro forma financial statements in accordance with Article 11 of Regulation S-X.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has concluded that the Rights Offering that it plans to launch after its separation from HHH qualifies as a probable transaction for inclusion in the pro forma financial statements because, prior to requesting effectiveness for the Registration Statement, the Company expects to have entered into an agreement with Pershing Square Capital Management, L.P. (“Pershing Square”) regarding an expected $175 million backstop for the Rights Offering (the “Backstop Agreement”), therefore providing reasonable assurance as to receipt by the Company of the contractual amount of the backstop. Entry into the Backstop Agreement has also been added as a condition to the distribution in the Separation and Distribution Agreement in the disclosure. For the foregoing reasons, the Company has concluded that the inclusion of the contractual backstop amount of $175 million is in accordance with Article 11 of Regulation S-X.
Furthermore, in response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages iv, 2, 91 and 131 of Amendment No. 1.
3.Please update the introductory information to state the pro forma information also reflects the anticipated refinancing of the $115 million mortgage payable on 250 Water Street. Refer to Rule 11-02(a)(2)(i) of Regulation S-X.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 55 of Amendment No. 1.

June 18, 2024

Unaudited Pro Forma Combined Statements of Operations
For the Three Months Ended March 31, 2024 and for the Year Ended December 31, 2023, page 55
4.In regard to note (j), please show in detail how the adjustment amounts for interest expense, guarantee fee expense and loss on debt extinguishment presented in each period, as applicable, were determined.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 62 of Amendment No. 1.
Notes to Unaudited Pro Forma Combined Financial Statements
Transaction Accounting Adjustments, page 57
5.In regard to note (f), please disclose the number of common shares of HHH and how this amount was determined in arriving at your weighted average number of shares outstanding of 3,100. Additionally, explain to us why you have not included in the weighted average number of shares the number of shares associated with the rights offering, the proceeds of which are reflected in the pro forma financial information.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 61 of Amendment No. 1, which includes the requested explanation.
6.Referencing footnote (j), please explain to us and disclose how the contemplated new mortgage of $61.3 million on 250 Water Street and adjustment of $53.6 million were determined and the basis for HHH paying the difference between the existing and contemplated new mortgages. Also, disclose the timing for when you expect the refinancing of the mortgage payable on 250 Water Street to be completed and if the separation transaction is contingent upon this occurring.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that HHH determined the repayment amount on the 250 Water Street loan of $53.6 million that is reflected as an adjustment in footnote (j) to the pro forma financial statements, resulting in the new balance for the Company after completion of the separation transactions of $61.3 million, in light of a determination to ensure that the Company had financial flexibility and was not overly leveraged and to ensure that the Company’s loan-to-value calculations met the lender’s underwriting criteria with a significant margin of safety. The Company also respectfully advises the Staff that it has revised the disclosure on page 61 of Amendment No. 1.
HHH expects the refinancing of the mortgage payable on 250 Water Street to be completed prior to the separation transactions, as reflected in the revised disclosure on page 137.
*     *     *

June 18, 2024

Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,
/s/ Julian Kleindorfer
Julian Kleindorfer
of LATHAM & WATKINS LLP

cc:	Michael J. Haas, Latham & Watkins, LLP
Abigail Smith, Latham & Watkins, LLP
Alexa M. Berlin, Latham & Watkins, LLP
Anton D. Nikodemus, Seaport Entertainment Group Inc.
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